UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: J. P. Morgan Fleming Series Trust

3.	Securities and Exchange Commission File No.: 811-21276

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐	Initial Application	☒	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip code):

245 Park Avenue

New York, New York 10167

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions

Regarding this form:

Stephen Benham

J.P. Morgan Investment Management Inc.

245 Park Avenue

New York, New York 10167

212-648-2088

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270..31a-1, .31a-2]:

J.P. Morgan Investment Management Inc.
245 Park Avenue
New York, New York 10167
800-480-4111

BlackRock Capital Management, Inc.
40 East 52nd Street
New York, New York 10022
800-441-7762

BlackRock Advisors, Inc.
One Financial Center

Boston, Massachusetts 02111
800-441-7762

ClariVest Asset Management LLC
11452 El Camino Real, Suite 250
San Diego, California 92130
858-480-2428

Oberweis Asset Management, Inc.
3333 Warrenville Road, Suite 500
Lisle, Illinois 60532
630-577-2371

UBS Global Asset Management Inc.
One North Wacker Drive
Chicago, Illinois 60606
312-525-7825

EARNEST Partners, LLC
1180 Peachtree Street, NE, Suite 2300
Atlanta, Georgia 30309
404-815-8772

First Quadrant, L.P.
800 E. Colorado Boulevard, Suite 900
Pasadena, California 91101
626-683-4134

Vaughan Nelson Investment Management LP
600 Travis, Suite 63000
Houston, Texas 77002
713-986-4136

J. & W. Seligman & Co. Incorporated
100 Park Avenue
New York, New York 10017
800-221-7844

Advisory Research, Inc.
Two Prudential Plaza
180 North Stetson Avenue, Suite 5500
Chicago, Illinois 60601
312-565-1414

State Street Research & Management Company
One Financial Center
Boston, Massachusetts 02111
800-441-7762

ICM Asset Management, Inc.
W. 601 Main Avenue, Suite 600
Spokane, Washington 99201
800-488-4075

JPMorgan Distribution Services, Inc.
1111 Polaris Parkway
Columbus, Ohio 43271-0211
800-480-4111

JPMorgan Funds Management, Inc.

1111 Polaris Parkway
Columbus, Ohio 43271-0211
800-480-4111

J.P. Morgan Chase Bank, N.A.
3 Chase MetroTech Center
Brooklyn, New York 11245
212-483-2323

Boston Financial Data Services, Inc.
2 Heritage Drive
North Quincy, Massachusetts 02171
888-772-2337

DST Systems Inc.
210 West 10th Street
Kansas City, Missouri 64105

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Sub classification if the fund is a management company (check only one):

☒	Open-end	☐	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

J.P. Morgan Investment Management Inc.
245 Park Avenue
New York, New York 10167

BlackRock Capital Management, Inc.
40 East 52nd Street
New York, New York 10022

BlackRock Advisors, Inc.
One Financial Center
Boston, Massachusetts 02111

ClariVest Asset Management LLC
11452 El Camino Real, Suite 250
San Diego, California 92130

Oberweis Asset Management, Inc.
3333 Warrenville Road, Suite 500
Lisle, Illinois 60532

UBS Global Asset Management Inc.

One North Wacker Drive
Chicago, Illinois 60606

EARNEST Partners, LLC
1180 Peachtree Street, NE, Suite 2300
Atlanta, Georgia 30309

First Quadrant, L.P.
800 E. Colorado Boulevard, Suite 900
Pasadena, California 91101

Vaughan Nelson Investment Management LP
600 Travis, Suite 63000
Houston, Texas 77002

State Street Research & Management Company
One Financial Center
Boston, Massachusetts 02111

ICM Asset Management, Inc.
W. 601 Main Avenue, Suite 600
Spokane, Washington 99201

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

JPMorgan Distribution Services, Inc.
1111 Polaris Parkway
Columbus, Ohio 43271

J.P. Morgan Fund Distributors, Inc.
522 Fifth Avenue
New York, New York 10036

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☒	No

If Yes, for each UIT state:

Name(s):

File No.: 811-___________

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the board votes took place: April 16, 2007

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes	☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

In accordance with the Fund’s Declaration of Trust, the Trustees have the authority to approve a liquidation of the Trust and provide notice to shareholders.

II.	Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes	☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: April 27, 2007

(b)	Were the distributions made on the basis of net assets?

☒ Yes	☐ No

(c)	Were the distributions made pro rata based on share ownership? Yes

(d)	If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐	Yes	☒	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

☐	Yes	☐	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒	Yes	☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes	☒	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☐	Yes	☒	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form if filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐	Yes	☐	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes	☒	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $12,550

(ii)	Accounting expenses: $0.00

(iii)	Other expenses (list and identify separately):
Proxy Solicitation and Tabulation: $0.00
Consulting Fees: $0.00
Printing Costs $4,000
Postage Costs $3,000
Other $0.00

(iv)	Total expenses (sum of lines (i)-(iii) above): $19,550

(b) How were those expenses allocated? J.P. Morgan Investment Management Inc. or its affiliates paid all expenses associated with the liquidation through reimbursement to the Trust

(c)	Who paid those expenses? See item 22(b)

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes	☒	No

If Yes, cite the release numbers of the Commission’s note and order or, if no notice or order has been issued, the file number and date the application was filed:

IV.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

V.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund(s) surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of J.P. Morgan Fleming Series Trust, (ii) he or she is the Secretary of J.P. Morgan Fleming Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Stephen Benham
Stephen Benham
Secretary